Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1079-1

January 26, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Sirimal R. Mukerjee
Division of Corporate Finance

Dear Sirs:

Re:	Golden Global Corp. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-169757
Filed December 1, 2010

We are the solicitors for the Company. We refer to your letter of December 28, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed December 1, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 1 to Registration Statement on Form S-1/A filed December 1, 2010

General

1.	We remind you of comments 1 and 2 in our letter dated November 1, 2010.

Response: We confirm that the Company’s responses and revisions have been incorporated into to all applicable sections of the registration statement.

2.

We note your response to comment 5 in our letter dated November 1, 2010 that the Thibert Creek and Dynasty properties are not material to your operations because you have not taken any steps to explore and develop them and due to your limited funding it is uncertain whether you will be able to do so in the future. Please disclose this information on page 5.

Response: We have disclosed the information as requested.

3.

We note your response to comment 5 in our letter dated November 1, 2010. We also note that your prospectus contains certain statements that make it unclear as to whether your officers are also your directors. For example, with respect to your plan of exploration, you state that "This is the projected plan recommended by the Directors of the Company. John Hope, our President will be supervising the testing program." In the forepart of the registration statement, please clearly disclose that your two sole officers also serve as your two sole directors.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: We have updated the disclosure as requested and clarified all relevant references to our sole officers and directors.

4.

We reissue comment 7 in our letter dated November 1, 2010. We note your response that the transaction described in note 3 to your financial statements is the one relating to the asset purchase and share exchange agreement and related acquisition of the Thibert Creek and Dynasty properties. Please disclose (i) that you purchased such properties and mining equipment from Velocity Resources Canada Ltd. and (ii) John Hope's title at Velocity Resources Canada Ltd. each time you discuss the Thibert Creek and Dynasty properties. In addition, please provide us with an analysis as to whether you are required to provide the information required by Item 404 of Regulation S-K with respect to this transaction.

Response: We have updated the disclosure as requested and have included a description of the transaction with Velocity Resources Canada Ltd. in the disclosure provided under Item 404 of Regulation S-K. An addendum to the agreement with Velocity Resources Canada Ltd. (the substance of which is already reflected in the financial statements) has been filed as an exhibit to the registration statement.

Plan of Distribution, page 21

5.	We note your response to comment 10 in our letter dated November 1, 2010. Please disclose the content of such response in the next amendment to your registration statement.

Response: We have updated the disclosure as requested.

Description of Business, page 26

Intellectual Property, page 30

6.	We note your response to comment 14 in our letter dated November 1, 2010. Please disclose your Web site address in the next amendment to your registration statement.

Response: We have updated our disclosure as requested.

Employees, page 32

7.

We note your response to comment 16 in our letter dated November 1, 2010 that a copy of the geology report is included in your response. However, such report was not included in your response. Please file the report with your response relating to the next amendment to your registration statement.

Response: We have filed our geology report with this correspondence.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

8.

We note your response to comment 22 in our letter dated November 1, 2010. Please revise your disclosure to indicate that John Hope prepared the cost estimates and that they were based in respect of your plans to carry out further exploration on the McDame property alone.

Response: We have updated the disclosure as requested.

Directors and Officers, page 51

9.

We note that Hon Ming Tony Wong is listed as being the treasurer and director of Beyond IVR Holdings, Inc. in its Registration Statement on Form S-1 (File No. 333-167671). Please provide the basis for not including this in the biographical sketch of Mr. Wong contained in your registration statement. Please also confirm that the other disclosure in this section is complete.

Response: We previously omitted Beyond IVR Holdings, Inc. from Mr. Wong’s biography because it has limited operations and, as such, was not of any biographical significance. Furthermore, Beyond IVR Holdings, Inc. has no securities registered pursuant to section 12 of the Exchange Act and is not subject to the requirements of section 15(d) of the Exchange Act. Beyond IVR Holdings, Inc., plans to withdraw its registration statement with the SEC and remain as a private company.

Certain Relationships and Related Transactions, page 57

10.

We note your response to comment 23 in our letter dated November 1, 2010. Please disclose the content of such response in the next amendment to your registration statement. We also note from your Web site that Mr. Tiebe is in investor relations. Please provide your analysis as to why he is not a "significant employee" under Item 401(c) of Regulation S-K.

Response: We have disclosed the content of our prior response as requested. Mr. Tiebe was not included as a significant employee because his services and expertise serve no management or exploration function, do not go to core of our business plan, and are provided on an intermittent, independent contractor basis. As such, and although this may change, we do not currently anticipate that Mr. Tiebe will make a significant contribution to our business.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Engineering Comments

11.

We note your response to your previous comment number 28. We are unable to locate all cited the dollar values and contained ounces referenced from Bulletin 28. Please advise or revise your disclosure by removing all unreferenced dollar values and contained ounces from your disclosure.

Response: All values can be found on page 59 of Bulletin number 28.

Yours truly,
W.L. MACDONALD LAW CORPORATION
Per: /s/ Konrad Malik
Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.